FX ENERGY, INC.

3006 Highland Drive, #206

Salt Lake City, Utah 84106 USA

Telephone: (801) 486-5555

Facsimile: (801) 486-5575

January 12, 2010

VIA FACSIMILE AND

EDGAR TRANSMISSION

H. Roger Schwall, Assistant Director

John P. Lucas, Staff Attorney

Division of Corporation Finance

United States Securities and Exchange Commission

Mail Stop 7010

100 F Street NE

Washington, DC 20549-7010

Re:	FX Energy, Inc.
Form 10-K for Fiscal Year Ended December 31, 2008
Filed March 16, 2009
Definitive Proxy Statement
Filed April 23, 2009
File No. 000-25386

Dear Mr. Schwall:

This letter is in response to your letter dated December 31, 2009, respecting your review of the annual report on Form 10-K for the year ended December 31, 2008, and definitive proxy statement filed April 23, 2009, of FX Energy, Inc. (the “Company”).

Set forth below are your comments, followed by the Company’s responses.

Form 10-K for the Fiscal Year Ended December 31, 2008

Engineering Comments

1.

Please tell us how much oil, natural gas, and natural gas liquids you were forecasted to produce in the year ending December 31, 2008 from the total proved reserve case of the reserve report for the year ending December 31, 2007. Please reconcile any major differences from the forecasted amounts and the actual amounts produced in the year ending December 31, 2008, and provide the reasons for those differences.

FX ENERGY, INC.

H. Roger Schwall, Assistant Director

John P. Lucas, Staff Attorney

Division of Corporation Finance

United States Securities and Exchange Commission

January 12, 2010

____________________________

Response:

The following tables show the Company’s estimated 2008 production from its year-end 2007 independent engineer reserve reports, actual 2008 production, and the percentage variance of forecast vs. actual:

2008 Production vs Forecast

Natural Gas (Mcf)

Property	Estimate	Actual	Difference	Variance

Kleka	114,660	116,130	1,470	1%
Zaniemsyl	899,150	875,630	(23,520)	-3%
Wilga	357,553	259,369	(98,184)	-27%
	1,371,363	1,251,129	(120,234)	-9%

Oil / Liquids (Bbls)

Property	Estimate	Actual	Difference	Variance

United States	63,395	65,531	2,136	3%
Wilga	10,637	3,589	(7,048)	-66%
	74,032	69,120	(4,912)	-7%

During the year ended December 31, 2008, the Company produced natural gas (and associated liquids) from three wells in Poland and oil from multiple wells and fields in Montana and Nevada in the United States.

The Company’s natural gas production in Poland is still in its early stages. Through the end of 2008, two of the Company’s wells in western Poland (Kleka and Zaniemsyl) produced from the Rotliegend formation. There are a significant number of other wells in the region producing from the same formation, so there is substantial information available regarding production characteristics and history. The Company’s operating partner in Poland, the Polish Oil and Gas Company (“POGC”), operates those other wells and makes production and engineering information from those wells available to the Company.

FX ENERGY, INC.

H. Roger Schwall, Assistant Director

John P. Lucas, Staff Attorney

Division of Corporation Finance

United States Securities and Exchange Commission

January 12, 2010

____________________________

The Company’s third well (Wilga), located in eastern Poland, produces natural gas and associated light crude oil from three zones in the carboniferous formation. As far as the Company has been able to ascertain, there is no producing analog in the country for this well, which makes production forecasts more challenging. Accordingly, in its 2007 annual report on Form 10-K, the Company stated:

Our Wilga well in eastern Poland is unique, with no comparable wells to model. It produces both gas and light crude oil, or LCO, or condensate, from three productive zones. The well began to experience significant water encroachment from one of the productive zones in late 2007, and our production engineering data suggest that we may see a sharp decline in oil and gas production over the course of the next 12-18 months as a result. We are currently evaluating alternative methods of sustaining production or slowing the anticipated decline; however, we expect oil and gas revenues in 2008 to be adversely impacted from 20% to 30% by lower Wilga production than that recorded in 2007. As a consequence of the water encroachment, the proved reserves at Wilga have been reduced accordingly, resulting in an impairment of capitalized costs in the amount of $2.3 million in 2007.

Notwithstanding the reduction in reserves for the Wilga well at December 31, 2007, as outlined above, the decline in Wilga production was sharper and more immediate than the Company’s independent engineer’s forecast.

Oil production in the United States is centered primarily in one field, the Southwest Cut Bank Sand Unit in northwestern Montana. The field has produced for many years, is essentially stripper production, and is fairly predictable.

Excluding production from the Wilga well discussed above, production from all other Company wells and fields was within plus or minus 3% of forecasted amounts.

2.

We note that in the last three years you have drilled or participated in 6.5 wells of which 3.5 wells were in Poland where most of your reserves are located. Please tell us how many net wells you forecasted to be drilled in Poland in each of the next three years in your 2008 reserve report. Please tell us if all working interest partners have agreed to drill these wells in this time frame, if the management of FX Energy has approved them to be drilled, and how your share of the drilling costs will be financed.

Response:

The Company’s year-end 2008 independent engineer reserve reports did not anticipate any future drilling on any of its properties, either in Poland or the United States. The Company does not have any proved reserves associated with undrilled locations, nor do any of its existing properties include future drilling necessary to recover existing proved reserves.

FX ENERGY, INC.

H. Roger Schwall, Assistant Director

John P. Lucas, Staff Attorney

Division of Corporation Finance

United States Securities and Exchange Commission

January 12, 2010

____________________________

3.

We note that your actual production operating costs in 2008 averaged approximately $2.06 per Mcfe in 2008. We also note in Poland, where most of your reserves are located, you reported production costs of $.70 per Mcfe in 2008. Please reconcile these actual costs with the future production costs in the Standardized Measure, which appear to be approximately $0.32 per Mcfe.

Response:

As noted above, during the year ended December 31, 2008, the Company produced natural gas (and associated liquids) from three wells in Poland and oil from multiple wells and fields in Montana and Nevada in the United States. Natural gas production in Poland is characterized by primarily fixed-cost operating costs that are spread over production volumes, while oil production in the United States is characterized by high-cost, recurring pumping and well maintenance costs.

Analysis of 2008 operating costs per Mcfe. The Company’s operating costs per Mcfe during 2008 are comprised of the following:

2008 Production Costs

	Mcfe	Total	Cost per
	Production	Costs	Mcfe
Poland
Kleka	116,130	$ 123,826	$ 1.07
Zaniemysl	875,630	173,480	$ 0.20
Wilga	280,903	596,444	$ 2.12
Total Poland	1,272,663	893,750	$ 0.70

United States	393,184	2,547,476	$ 6.48

	1,665,847	$ 3,441,226	$ 2.07

The Kleka well produces into a central battery connected to a field owned and operated by the Company’s partner. As noted above, the Company’s partner in all of its Polish wells is POGC, the national oil company. The well is charged an allocation of the total battery’s operating costs each month, based on its share of production relative to the partner’s total field production. At the end of 2008, the Company agreed to an increase in monthly operating costs proposed by POGC.

The Zaniemysl well, which is more representative of the Company’s other drilled, but not yet producing fields, has its own production facility. The actual costs of the facility are spread over the production volumes of the well. During 2008, the average daily production for the Zaniemsyl well was just under 10 Mmcfd.

FX ENERGY, INC.

H. Roger Schwall, Assistant Director

John P. Lucas, Staff Attorney

Division of Corporation Finance

United States Securities and Exchange Commission

January 12, 2010

____________________________

The Wilga well, located in eastern Poland, produces natural gas from three zones, with associated light crude oil. It also has its own production facility. Costs here have historically been much higher on a per-Mcfe basis, due primarily to the costs of treating the light crude oil, salt water disposal, and well maintenance performed during the year to maintain production levels. Towards the end of 2008, operating costs at Wilga declined from historic levels, reflecting reduced treatment costs associated with lower levels of light crude oil production.

Future production costs. Prior to year-end 2008, the Company’s estimated future production costs have been dominated by its oil producing properties in the United States (60% of total year-end 2007 future production costs). As a result of low oil prices at December 31, 2008, most of the Company’s domestic oil reserves were deemed to be uneconomic, and the Company recorded a negative reserve revision equal to almost 90% of its oil volumes. In conjunction with that revision, the Company’s independent engineers removed almost 100% of the production costs related to its domestic oil reserves from its year-end 2008 reserve report. These properties now represent only about 3% of the Company’s total future production costs as of year-end 2008.

The following table shows the forecast production volumes and costs for the Company’s proved reserves in Poland:

Future Production Costs - 2008 Reserve Report

	Estimated Mcfe	Estimated	Cost per
Property	Production	Costs	Mcf

Kleka	490,000	$ 700,000	$ 1.43
Zaniemsyl	5,497,000	1,120,000	$ 0.20
Wilga	2,170,680	3,760,000	$ 1.73
Roszkow	14,554,000	1,850,000	$ 0.13
Sroda4	9,354,000	3,060,000	$ 0.33
Kromolice1	9,829,000	2,130,000	$ 0.22
Winna Gora	3,702,000	1,690,000	$ 0.46
Total	45,596,680	$ 14,310,000	$ 0.31

Other than the Kleka and Wilga wells discussed above, the Company’s remaining wells are characterized by current or anticipated high production volumes with minimal fixed operating costs. For example, through November 30, 2009, the Zaniemysl well’s production cost per Mcf for 2009 is approximately $0.17 per Mcf. The Roszkow well, which has been producing 15 Mmcfd since the beginning of October, has incurred production costs of $0.11 of per Mcf through November 30, 2009.

FX ENERGY, INC.

H. Roger Schwall, Assistant Director

John P. Lucas, Staff Attorney

Division of Corporation Finance

United States Securities and Exchange Commission

January 12, 2010

____________________________

In every other case, anticipated daily production volumes in Poland have been determined in consultation with POGC. Future production costs were estimated using existing cost data at year-end 2008. Higher per Mcf costs for some of the non-producing wells is a reflection of lower anticipated daily production volumes and projected higher fixed costs at planned production facilities.

The Company acknowledges the following:

•	FX Energy, Inc., is responsible for the adequacy and accuracy of the disclosure in the filing.

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing.

•	FX Energy, Inc., may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

The Company would be happy to provide additional information you may request or respond to further inquiries.

Sincerely,

FX ENERGY, INC.

/s/ Clay Newton

Clay Newton

Vice President of Finance

cc:	John P. Lucas, Staff Attorney
U.S. Securities and Exchange Commission